SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report
(Date of earliest event reported): October 9, 2001

ARIAD PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-21696	22-3106987
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26 LANDSDOWNE STREET
CAMBRIDGE, MASSACHUSETTS 02139
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code:
(617) 494-0400

TABLE OF CONTENTS

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

    (c)   Exhibits.

        99.1   The Registrant's Press Release dated October 9, 2001.

ITEM 9. REGULATION FD DISCLOSURE

On October 9, 2001, the Registrant publicly disseminated a Press Release announcing that the Company will present an update of its product development portfolio and business development initiatives at the UBS Warburg Global Life Sciences Conference on Thursday, October 11, 2001.

The information contained in the Press Release dated October 9, 2001 is incorporated herein by reference and attached as Exhibit 99.1 hereto. This information is furnished, and not filed, pursuant to Item 9.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


ARIAD PHARMACEUTICALS, INC.


By:/s/ Brian A. Lajoie
      Brian A. Lajoie
      Interim Chief Financial Officer

Date: October 9, 2001


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EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
99.1	The Registrant's Press Release dated October 9, 2001.	4